Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act

Subject Company: Linear Technology Corporation

Filer’s SEC File No.: 001-7819

Date: July 26, 2016

Analog Devices and Linear Technology to Combine Creating the Premier Analog Technology Company

Combined Enterprise Value of Over $30 Billion

July 26, 2016

Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities and Exchange Act

Subject Company: Linear Technology Corporation

Filer’s SEC File No.: 001-7819

Date: July 26, 2016

Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities and Exchange Act

Subject Company: Linear Technology Corporation

Filer’s SEC File No.: 001-7819

Date: July 26, 2016

Forward Looking Statements

This presentation contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), the expected benefits and synergies of the transaction, including the effect of the transaction on Analog Devices’ revenues, non-GAAP earnings, free cash flow, capital returns and expected growth rates of the combined companies, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction, the availability of debt financing for the transaction,

Analog Devices’ timing and ability to repay the debt and Analog Devices’ guidance for its third quarter of fiscal 2016. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear

Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and

Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

GAAP Reconciliation—This presentation includes non-GAAP financial measures that have been adjusted in order to provide investors with useful information regarding our results of operations and business trends. Reconciliations of these non-GAAP measures to their most directly 1 comparable GAAP measures and supplemental cash flow measures can be found in the Appendices.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of

Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices’ common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of shareholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

# Compelling Strategic and Financial Benefits

**Creates the Global High-Performance Analog Industry Leader**

Combination creates the global high-performance analog industry leader across data converters, power management, amplifiers, interface, and RF and microwave products

**Highly Complementary Businesses**

Highly complementary product portfolios create the industry's most comprehensive suite of high-performance analog offerings and expand ADI's TAM to $14 billion from $8 billion*

**Leading Positions & Commitment to Customers**

Combined company will be a leader across all major high-performance analog product categories* with a shared commitment to providing customers with the highest levels of innovation, service, and support

**Accelerates Innovation and Revenue Growth Opportunities in Attractive Markets**

Unique combination of engineering excellence and domain expertise accelerates innovation and revenue growth opportunities in the industrial, automotive, and communications infrastructure markets

**Best-in-Class Financial Model**

Value of innovation and engineering excellence reflected in best-in-class financial model, non-GAAP margins, and free cash flow

**Accretive to non-GAAP EPS and Free Cash Flow**

Expected to be immediately accretive to non-GAAP EPS and FCF
$150 million expected annualized run-rate synergies within 18 months post close

* Data based on Gartner reports and company estimates based on FY15 data

3

ANALOG DEVICES
AHEAD OF WHAT'S POSSIBLE™

Combined Company Snapshot

Years of Experience

Headquarters

Key End Markets

Key Innovation Platforms

FY15 Financial Metrics

Revenue

Gross Margin

Operating Margin

FCF

Combines the Two Premier High-Performance Analog Franchises

* Based on FY15 financial information for Analog Devices and Linear Technology as of 10/31/15 and 6/30/15 fiscal year-end, respectively. Analog Devices’ and the combined company’s pro forma gross margin and operating margin are presented on a non-GAAP basis. See Appendices for reconciliations. Free Cash Flow is defined as cash provided by/used in operating activities less capital expenditures. Analog Devices’ and the combined company’s pro forma

4 free cash flow exclude one-time payment of $224M in Q4 of fiscal 2015 relating to conversion of Analog Devices’ Irish pension plan. See Appendices for calculation of free cash flow.

# Linear Technology – A Premier Analog Industry Innovator

**Highlights**

- Premier power management analog franchise
- Targets hard to solve, high-value problems
- Product portfolio consists of leading positions in attractive power management and amplifier markets – accounting for approx. 75% of 2015 revenues
- Focused on attractive, long life cycle applications, with industrial, automotive, and communications infrastructure accounting for approx. 90% of FY15 revenue
- Broad range of growth drivers, including micro modules, battery management solutions for HEVs, software configurable power management, energy harvesting, and wireless networks

**FY15 Revenue $1.5 Billion**

**End-Markets**


PC / Consumer 12%
Infrastructure 18%
Automotive 20%
Industrial 50%

**Technologies***


Clocks / Timing 5%
Interface 9%
Converters 11%
Amplifiers 16%
Power Management 59%

**Geographies***


APAC 16%
Japan 17%
EMEA 26%
Americas 41%

**35-year track record of providing highly-differentiated, high-performance analog solutions**

* Data based on Gartner reports and Linear Technology reports

5
ANALOG DEVICES
AHEAD OF WHAT'S POSSIBLE™

Strong Strategic Fit Creates Premier Analog Innovation Partner

? Analog industry is transforming to Leading Technologies meet growing customer need for system-level solutions

Converters Power RF / Microwave High Performance MEMS &

? Analog Devices becomes the leading Linear Sensors system-level solutions provider at the intersection of the physical and digital Target Markets worlds

Industrial Automotive Comms Infrastructure

• Analog Devices’ and Linear

Technology’s complementary product portfolios create premier customer innovation partner across key target markets to drive innovation and revenue growth

Combined Company Uniquely Positioned to Drive New Era of Analog Growth

Combined Company will be a High-Performance Analog Industry

Leader…

Industry Rank #1

Linear

#2

#2

Rev enue

ADI

Combined #1

#2

Converter Power Management Amplifiers Interface RF / Microwave

Broad and Highly Complementary Portfolio of Leading Long Lifecycle, High-Value Products

Data based on Gartner reports and company estimates based on FY15 data

… Almost Doubling its Addressable Market

2015 TAM for Industrial, Communications Infrastructure, and Automotive

$14 billion

~2X TAM

Power Management $6 billion

$8 billion

Clocks / Timing $1 billion

Interface $1 billion

Amps $3 billion

ADC / DAC $3 billion

1 1

Analog Devices’ TAM Expands to $14 Billion from $8 Billion

Data based on Gartner reports

…With Complementary Capabilities Across the Highest-Value Applications

Core Capability ADI Linear Tech

Industrial Infrastructure Automotive Consumer

Aerospace & 4G LTE and 5G Portable ADAS

Defense Wireless Devices

Macro & Small

Instrumentation Audio Prosumer A/V

Cell Base Station

Healthcare Optical Infotainment

Factory

Networking HEV

Automation

Algorithms / Power / Energy Wireless Mesh

IoT Sensor MCU

Software Harvesting Network

# Transaction Expected to Achieve Immediate Scale and Margin Expansion…

| | ANALOG DEVICES | ANALOG DEVICES + LINEAR TECHNOLOGY |
|---|---|---|
| **Revenue*** | ~$3.5 billion | ~$5 billion |
| **Gross Margin*** | 66% | 69% |
| **Operating Margin*** | 34% | 38% |
| **FCF Margin*** | 28% | 31% |

## Outlook

- Value of innovation drives industry leading non-GAAP gross and operating margins
- $150 million expected annualized run-rate synergies within 18 months post close
- Strong anticipated cash flow generation to facilitate rapid deleveraging

**Combination Creates Best-in-Class Financial Profile**

* Based on FY15 financial information for Analog Devices and Linear Technology as of 10/31/15 and 6/30/15 fiscal year-end, respectively. Analog Devices' and the combined company's pro forma gross margin and operating margin are presented on a non-GAAP basis. See Appendices for reconciliation. Analog Devices' and the combined company's pro forma free cash flow margin exclude one-time payment of $224M in Q4 of fiscal 2015 relating to conversion of Analog Devices' Irish pension plan. See Appendices for calculation of free cash flow margin.

10

# …With Best-in-Class Free Cash Flow Profile

**Free Cash Flow (TTM)***
Excluding synergies



$1.0 billion
70% increase
$1.7 billion
ANALOG DEVICES
ANALOG DEVICES
LINEAR

**FCF Margin (TTM)***
Excluding synergies



14%
17%
22%
22%
22%
28%
28%
31%
34%
NXP
NVIDIA
BROADCOM
XILINX
ANALOG DEVICES
LINEAR

**Significant FCF generation enables quick debt reduction and enhances future shareholder returns**

* Data presented on trailing twelve month basis ending April 30, 2016 publicly reported information and FactSet. Analog Devices' free cash flow and the combined company's pro forma free cash flow and free cash flow margin exclude one-time payment of $224M in Q4 of fiscal 2015 relating to conversion of Analog Devices' Irish pension plan. See Appendices for calculation of free cash flow and free cash flow margin.

11

Expected Financial Transformation Timeline

Closing Income Statement Balance Sheet

Phase I Op-ex Synergies Rapid Debt Pay Down

Op-ex Synergies Approach Target Net Phase II

Manufacturing Optimization Leverage

Achieve Target Net Phase III Revenue Cross-Sell Leverage

2020

Expected to be Immediately Accretive to ADI’s non-GAAP EPS and Free Cash Flow; Places ADI on Solid Trajectory to Achieve $5 non-GAAP EPS by end of 2020

Capital Structure Optimized to Maximize Flexibility and Value Creation

Total Consideration $14.8 billion / Total Consideration per share of $60

$46.00 per share in cash

Transaction

0.2321 of a new ADI share per Linear Technology share

Consideration

On closing, approximately 16% of Analog Devices’ common shares will be held by Linear Technology shareholders on a fully-diluted basis

Expected to be approximately 58 million Analog Devices’ shares, approximately $7.3 billion of

Sources of new debt, and the remainder from the companies’ combined balance sheet cash

Financing

Existing revolving credit facility expected to increase to $1 billion

Pro Forma

Gross debt of $9.0 billion, cash of $750 million and net debt of $8.2 billion

Capitalization at

Projected LTM net debt / adjusted EBITDA of 3.8x at closing and 3.6x including synergies

Closing

ADI expected to maintain dividend policy

Capital Allocation • Rapid deleveraging will enhance future flexibility – will suspend share buybacks until target Policy leverage of 2.0x net debt/EBITDA is achieved

ADI is committed to maintaining its strong investment grade rating

Approval by Linear Technology shareholders required

Approval Process &

Subject to regulatory clearance and other customary closing conditions

Closing

Estimated deal close by end of the first half of calendar year 2017

Analog Devices Strategy Timeline:

Well-Positioned for a Future of Growth and Capital Returns

Growth & Capital Capital Returns & Returns Portfolio Management

Portfolio Management

Growth

1965 to 2000 2001 to 2007 2008 to 2015 Future*

Revenue grew from million in 1979 to $2.6 in 2000 • Divest PC power • Acquire Hittite / divest • Acquire Linear

$100 billion

and audio, DSL, MEMS microphone Technology

Established the leading data converter and high-performance and baseband Capitalize on growth

Focus on high-value

amplifier franchises businesses opportunities in B2B

B2B applications

Balanced capital

Return $4+ billion to allocation policy, shareholders accretive M&A

* Not drawn to scale.

Analog Devices and Linear Technology—Strategically and Financially Compelling for all Stakeholders

Unmatched breadth and diversity of offerings

Combination drives significant innovation and accelerates product development

Customers

Enables greater levels of system collaboration and solution development

Unparalleled commitment to customer support

Complementary world-class engineering-centric cultures

Employees • Increased product portfolio scale provides opportunities for greater levels of innovation and professional growth

Offers best-in-class financial model and strengthens business profile

Shareholders • Expected to be immediately accretive to non-GAAP EPS and Free Cash Flow

$150 million expected annualized run-rate synergies within 18 months post close

Analog Devices and Linear Technology – Redefining the Future of the Analog Industry

Analog Devices and Linear Technology to Combine Creating the Premier Analog Technology Company

Combined Enterprise Value of Over $30 Billion

July 26, 2016

Appendix I – Reconciliation from GAAP to Non-GAAP and Pro Forma Combined Company Earnings Measures

(in thousands)

Analog Linear Pro Forma

Devices Technology FY15 FY15 FY15

GAAP Gross Margin $2,259,262 $1,119,412 $3,378,674 Gross Margin % 66% 76% 69% Acquisition-related Expenses 7,199—7,199 Stock-Based Compensation Expense 113—113 Non-GAAP Gross Margin $2,266,574 $1,119,412 $3,385,986 Gross Margin % 66% 76% 69%

GAAP Operating Income/Margin $830,841 $682,699 $1,513,540 Percent of Revenue 24% 46% 31% Other Operating Expense-pension 223,672—223,672 Acquisition-related Expenses 96,937—96,937 Acquisition-related Transaction Costs 10,016—10,016 Stock-Based Compensation Expense 4,277—4,277 Non-GAAP Operating Income/margin $1,165,743 $682,699 $1,848,442 Percent of Revenue 34% 46% 38%

Appendix II – Analog Devices Supplemental Cash Flow Measures

(in thousands)

FY15

Net cash provided by operating activities $907,798 Non-GAAP adjustments: Pension conversion payments 223,672 Adjusted cash flows from operations $1,131,470 Capital expenditures (153,960) Adjusted free cash flow $977,510 Percent of Revenue 28%

TTM 4/30/16

Trailing twelve months operating cash flow $935,022 Non-GAAP adjustments: Pension conversion payments 223,672 Adjusted cash flows from operations 1,158,694 Capital expenditures (129,616) Adjusted free cash flow $1,029,078 Percent of Revenue 30%

Appendix III – Combined Company Pro Forma Supplemental Cash Flow Measures

(in thousands)

TTM 4/30/16

Trailing twelve months operating cash flow $1,606,530 Non-GAAP adjustments: Pension conversion payments 223,672 Adjusted cash flows from operations 1,830,202 Capital expenditures (172,318) Adjusted free cash flow $1,657,884 Percent of revenue 34%